UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  2)*

Vicarious Surgical Inc.

(Name of Issuer)

Class A common stock
(Title of Class of Securities)

92561V109

(CUSIP Number)

April 14, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]  Rule 13d-1(b)

[ X ]  Rule 13d-1(c)

[     ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92561V109	Schedule 13G	Page 1 of 9

1	Names of Reporting Persons Sun Hung Kai & Co. Limited
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,441,492
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,441,492
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,441,492
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person CO

CUSIP No. 92561V109	Schedule 13G	Page 2 of 9

1	Names of Reporting Persons Shipshape Investments Limited
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,441,492
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,441,492
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,441,492
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 5.4%
12	Type of Reporting Person CO

CUSIP No. 92561V109	Schedule 13G	Page 3 of 9

1	Names of Reporting Persons Sun Hung Kai Strategic Capital Limited
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,915,313
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,915,313
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,915,313
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 4.9%
12	Type of Reporting Person CO

CUSIP No. 92561V109	Schedule 13G	Page 4 of 9
1	Names of Reporting Persons Sun Hung Kai Capital Partners Limited
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 526,179
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 526,179
9	Aggregate Amount Beneficially Owned by Each Reporting Person 526,179
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.5%
12	Type of Reporting Person CO

CUSIP No. 92561V109	Schedule 13G	Page 5 of 9

ITEM 1.  (a) Name of Issuer:

Vicarious Surgical Inc. (the "Issuer")

(b) Address of Issuer's Principal Executive Offices:

78 Fourth Avenue, Waltham, Massachusetts 02451

ITEM 2.  (a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Sun Hung Kai & Co. Limited
 Shipshape Investments Limited
 Sun Hung Kai Strategic Capital Limited

Sun Hung Kai Capital Partners Limited

(b) Address or Principal Business Office:

The address of each of the Reporting Persons is 42/F Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

(c) Citizenship of each Reporting Person is:

Shipshape Investments Limited is organized under the laws of the British Virgin Islands. Each of the other Reporting Persons is organized under the laws of Hong Kong.

(d) Title of Class of Securities:

Class A common stock, par value $0.0001 per share ("Class A Common Stock").

(e) CUSIP Number:

92561V109

ITEM 3.

 Not applicable.

CUSIP No. 92561V109	Schedule 13G	Page 6 of 9

ITEM 4. Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of April 14, 2022, based upon 100,548,007 shares of Class A Common Stock outstanding as of March 1, 2022, as disclosed in the Prospectus of the Issuer filed with the Securities and Exchange Commission on April 6, 2022.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Sun Hung Kai & Co. Limited	5,441,492	5.4%	0	5,441,492	0	5,441,492
Shipshape Investments Limited	5,441,492	5.4%	0	5,441,492	0	5,441,492
Sun Hung Kai Strategic Capital Limited	4,915,313	4.9%	0	4,915,313	0	4,915,313
Sun Hung Kai Capital Partners Limited	526,179	0.5%	0	526,179	0	526,179

Sun Hung Kai Strategic Capital Limited and Sun Hung Kai Capital Partners Limited are the record holders of the securities reported herein. Sun Hung Kai & Co. Limited, a publicly traded company listed on the Stock Exchange of Hong Kong, is the sole shareholder of Shipshape Investments Limited, which is the sole shareholder of each of Sun Hung Kai Strategic Capital Limited and Sun Hung Kai Capital Partners Limited respectively. As a result of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein.

ITEM 5. Ownership of Five Percent or Less of a Class.

 Not applicable.

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

 Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

 Not applicable.

CUSIP No. 92561V109	Schedule 13G	Page 7 of 9

ITEM 9. Notice of Dissolution of Group.

 Not applicable.

ITEM 10.  Certification.

Not applicable.

CUSIP No. 92561V109	Schedule 13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2022

Sun Hung Kai & Co. Limited

/s/ Lee Sze Wai

By: Lee Sze Wai
Title: Company Secretary

Shipshape Investments Limited

/s/ Lee Sze Wai

By: Lee Sze Wai
Title: Company Secretary

Sun Hung Kai Strategic Capital Limited

/s/ Lee Sze Wai

By: Lee Sze Wai
Title: Company Secretary

Sun Hung Kai Capital Partners Limited

/s/ Lee Sze Wai

By: Lee Sze Wai
Title: Company Secretary

CUSIP No. 92561V109	Schedule 13G	Page 9 of 9

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.